(d) (1)(i)

Exhibit A to Investment Advisory Agreement

As of [    ], 2018

Fund Name	Unitary Advisory Fee
Impact Shares NAACP Minority Empowerment ETF[1]	0.75%
Impact Shares Sustainable Development Goals Global Equity ETF[2]	0.75%
Impact Shares YWCA Women’s Empowerment ETF[3]	0.75%

[1]	Effective July 17, 2018.
[2]	Effective [ ], 2018.
[3]	Effective August 27, 2018.